Exhibit 99.2

June 3, 2024

I, Sivanesan (Desmond) Subramani, consent to the public filing of the technical report titled “Bilboes Gold Project Preliminary Economic Assessment” (the “Technical Report”), effective May 30, 2024, by Caledonia Mining Corporation PLC. (“Caledonia”).

I further consent to the use and publication of the Technical Report or any extracts or summaries thereof by Caledonia in its news release dated June 3, 2024 (the “News Release”).

I certify that I have read the News Release and that it fairly and accurately represents the information set out in the Technical Report for which I am responsible.

Sivanesan (Desmond) Subramani
Pr.Sci.Nat. (Reg No. 400184/06) Principal Geologist Mineral Resources at Caracle Creek International Consulting MinRes